Filed by Old National Bancorp
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.
Commission File No.: 000-16640

On February 10, 2014, Old National Bancorp filed a Current Report on Form 8-K with the Securities and Exchange Commission that included a slide presentation its executive officers intend to use in one or more meetings with investors and analysts. The following slides are excerpts from the presentation and relate to Old National Bancorp's pending acquisition of United Bancorp, Inc.

Dated: February 10, 2014 Old National Bancorp Investment ThesisFinancial Data as of 12-31-13
Additional Information for Shareholders of United Bancorp, Inc. Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp ("Old National") will file with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 that will include a Proxy Statement of United Bancorp, Inc. ("United") and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab "Investor Relations" and then under the heading "Financial Information" or from United by accessing United's website at www.ubat.com under the heading "About Us" and then under the tab "Investor Relations" and then under the tab "SEC Filings."Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National's 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of United is set forth in the proxy statement for United's 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Forward-Looking Statement This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National's financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefit and other effects of the proposed mergers with Tower and United. Forward-looking statements can be identified by the use of the words "anticipate," "believe," "expect," "intend," "could" and "should," and other words of similar meaning. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: market, economic, operational, liquidity, credit and interest rate risks associated with Old National's business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan (including the proposed acquisitions of Tower and United); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of Old National's internal controls, failure or disruption of our information systems; failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in the Company's Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this presentation, and Old National undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.
Non-GAAP Financial Measures These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, Old National Bancorp has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.
The Old National Landscape Old National has banking centers across the four-state area. In the markets below, Old National ranks first or second in deposit share. * Indicates markets with recent partnerships. Proforma Ownership as of 2/3/2014. Source: SNL Financial FDIC Summary of Deposits. MSA Market Rank Deposit Market Share Bloomington, IN* 1 21.90% Central City, KY 1 38.30% Evansville, IN 1 30.70% North Vernon, IN* 1 32.40% Adrian, MI* 1 44.75% Columbus, IN* 2 18.30% Jasper, IN 2 23.90% Madisonville, KY 2 17.90% Terre Haute, IN 2 13.10% Vincennes, IN 2 25.70% Washington, IN 2 28.20% Pending Tower and United locations
Executing the Plan - 4Q13 Highlights Executing the Plan - 4Q13 Highlights 1 See Appendix for Non-GAAP reconciliation
Executing the Plan - 2013 Highlights Executing the Plan - 2013 Highlights 1 See Appendix for Non-GAAP reconciliation
M&A Strategy Branch acquisition FDIC assisted transaction Whole bank purchase Must enhance Old National's mission of being a true "community bank" Must align both strategically and culturally Must meet/exceed financial targets Must pass rigorous due diligence process
M&A Strategy Focus on community banking, client relationships and consistent quality earningsTarget geographic marketsMid-sized markets within or near existing franchise with average to above average growth ratesIn market community banks where significant cost saves could be achieved
Transforming Old National's Landscape1 Shifting to higher-growth markets from lower- growth marketsEntry and fill-in of existing higher-growth markets through strategic acquisitions Acquired 175 branches +25 pendingSale or consolidations in lower-growth, non-core marketsConsolidated 125 branches Sold 22 branches 1 2004 to February 4, 2013
Returned to community bank model 2004 2005 Sold non- strategic market - Clarksville, TN - 5 branches 2006 Sold non- strategic market - O'Fallon, IL - 1 branch 2007 2008 2009 2010 2011 2012 2013 Acquired St. Joseph Capital - Entry into Northern IN market February, 2007 Acquired 65 Charter One branches throughout Indiana March, 2009 Acquired Monroe Bancorp - Enhanced Bloomington, IN presence January, 2011 Acquired IN Community - Entry into Columbus, IN September, 2012 FDIC-assisted acquisition of Integra Bank July, 2011 Sold non- strategic market - Chicago-area - 4 branches Consolidation of 21 branches Acquired 24 MI / IN branches July, 2013 Consolidation of 2 branches Consolidation of 8 branches Consolidation of 1 branch Consolidation of 10 branches Consolidation of 12 branches Consolidation of 44 branches Consolidation of 5 branches Sold 12 branches Consolidation of 22 branches Purchased 175 + 25 pending Sold 22 Consolidated 125 Pending acquisition of Tower Financial - Enhancing Ft. Wayne, IN presence Pending acquisition of United Bancorp - Entry into Ann Arbor, MI 2014 Transforming Old National's Landscape1
2004 2014 53 Pending Tower and United locations Transforming Old National's Landscape

ONB to Partner With UBMI

Consideration of .70 shares[1] of ONB stock + $2.66 in cash for each share of UBMI stock

Implied Transaction value of approximately $13.17 per UBMI share and $173.1 million in the aggregate, assuming ONB price of $15.02 (as of January 6, 2014)

Financially Attractive	• Allows Old National to deploy excess capital in an attractive manner
	  • Approximately 80% stock / 20% cash deal
	  • Expected EPS accretion of approximately $.06 in 2015, excluding acquisition charges
	  • Exceeds internal IRR hurdle
	• Expected operating efficiencies of approximately 32%

Low Risk Opportunity	• Comprehensive due diligence completed • Will cross the Durbin threshold • Retention of key management members • Complementary customer base and business mix • Positive relationship with United management and board
Compelling Strategic Rationale	• Strengthen ONB's Michigan footprint by expanding into new, high-quality markets • Adds 18 full-service branches - $806 million in deposits and $643 million in loans[2] • Adds attractive fee business with $869 million in wealth management assets under management and $963 million in loan servicing with experienced residential mortgage and SBA lending teams

[1] The exchange ratio is subject to adjustment under certain circumstances as provided in the merger agreement.

[2] Excludes loans held for sale

Financial data as of September 30, 2013, per SNL Financial and Company documents

54

Non-GAAP Reconciliations $ in millions
Non-GAAP Reconciliations $ in millions
Non-GAAP Reconciliations